UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41679

U Power Limited

2F, Zuoan 88 A, Lujiazui,
Shanghai, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On April 19, 2023, U Power Limited (the “Company” or “U Power”) entered into an underwriting agreement (the “Underwriting Agreement”) with WestPark Capital, Inc., as the representative of the several underwriters listed on Schedule I to the Underwriting Agreement, relating to the Company’s initial public offering (the “IPO”).

On April 21, 2023, the Company closed its IPO of 2,416,667 ordinary shares, par value $$0.0000001 per share (the “Ordinary Shares”), pursuant to a registration statement on Form F-1 (File No.333-268949), which was declared effective by the U.S. Securities and Exchange Commission on March 31, 2023. The Ordinary Shares were priced at $6.00 per share and the IPO was conducted on a firm commitment basis. The Ordinary Shares commenced trading under the symbol “UCAR” on the Nasdaq Capital Market on April 20, 2023.

The Company issued press releases announcing the pricing and closing of the IPO on April 20, 2023 and April 24, 2023, respectively. A copy of each press release is attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, which are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U Power Limited

Date: April 24, 2023	By:	/s/ Jia Li
	Name:	Jia Li
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement dated April 19, 2023
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

3